UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 1)

DECIPHERA PHARMACEUTICALS, INC.

(Name of Subject Company)

TOPAZ MERGER SUB, INC.

a wholly owned subsidiary of

ONO PHARMACEUTICAL CO., LTD.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

24344T101

(CUSIP Number of Class of Securities)

Gyo Sagara

Ono Pharmaceutical Co., Ltd.

8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan

Telephone: +81-6-6263-5670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jason T. Simon

Tricia Branker

Greenberg Traurig, LLP

1750 Tysons Boulevard, Suite 1000

McLean, VA 22102

Telephone: (703) 749-1300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Topaz Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ono Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“Parent”) and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Deciphera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per share of $25.60, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the Offer to Purchase dated May 13, 2024 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 4.

Item 4 of the Schedule TO, to the extent Item 4 incorporates by reference the information contained in the Offer to Purchase, and the information set forth in Section 17 of the Offer to Purchase titled “Certain Conditions to the Offer” are hereby further amended and supplemented by inserting the following disclosure at the end of such section:

“All Offer Conditions must be satisfied or waived as of the Expiration Date. If we waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.”

ITEMS 1 THROUGH 9; AND ITEM 11.

The information set forth in the Offer to Purchase under Section 18—“Certain Legal Matters; Regulatory Approvals – Antitrust” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the second paragraph of the subsection titled “Antitrust” in the Schedule TO filed with the SEC on May 13, 2024, and adding the following paragraph in its place:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 6, 2024. Under the HSR Act, the required waiting period expired at 11:59 p.m., New York City Time on May 21, 2024. Accordingly, the HSR Condition in Section 17—“Certain Conditions to the Offer” has been satisfied. The Offer continues to be subject to the other Offer Conditions set forth in the Offer to Purchase.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2024	Topaz Merger Sub, Inc.

	By:	/s/ Masayuki Tanigawa
Name: Masayuki Tanigawa
Title: President

Ono Pharmaceutical Co., Ltd.

	By:	/s/ Toichi Takino
Name: Toichi Takino, Ph.D.
Title: Representative Director, President and Chief Operating Officer